UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

DEL TORO SILVER CORP.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

245497102
(CUSIP Number)

John P. Rutledge

320 North Carson Street
Carson City, NV 89701
(775) 885-7005

With a copy to: Macdonald Tuskey 400 – 570 Granville Street Vancouver, British Columbia V6C 3P1 (604) 648-1674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	245497102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John P. Rutledge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,312,395 shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
2,312,395 shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,312,395 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.31% based on 31,640,358 shares of common stock issued and outstanding as of September 14, 2015
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.     Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Del Toro Silver Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 320 North Carson Street, Carson City, Nevada 89701.

Item 2.     Identity and Background

(a)	Name:

The person on whose behalf this statement is filed is John P. Rutledge, an individual.

The securities of the Issuer are held directly by Mr. Rutledge.

(b)	Business Address:

The address of Mr. Rutledge is 320 North Carson Street, Carson City, NV 89701.

(c)	Principal Business:

Mr. Rutlege is a businessman.

(d)	Criminal Convictions:

Mr. Rutledge has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Rutledge has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Rutledge is a resident of the United States of America.

Item 3.     Source and Amount of Funds or Other Considerations

On September 29, 2011, Mr. Rutledge purchased an aggregate of 375,000 shares of common stock on the through a private placement of the Issuer at a price of $0.04 per share.

On September 5, 2013, Mr. Rutledge purchased an aggregate of 60,000 shares of common stock on the open market at a price of $0.02 per share.

On October 23, 2013, Mr. Rutledge purchased an aggregate of 2,000 shares of common stock on the open market at a price of $0.0155 per share.

On April 29, 2014, Mr. Rutledge purchased an aggregate of 83,100 shares of common stock on the open market at a price of $0.02 per share.

On May 14, 2014, Mr. Rutledge purchased an aggregate of 47 shares of common stock on the open market at a price of $0.02 per share.

On June 17, 2015, Mr. Rutledge purchased an aggregate of 13,500 shares of common stock on the open market at a price of $0.01 per share.

On June 17, 2015, Mr. Rutledge purchased an aggregate of 40,000 shares of common stock on the open market at a price of $0.013 per share.

On June 22, 2015, Mr. Rutledge purchased an aggregate of 10,000 shares of common stock on the open market at a price of $0.011 per share.

On June 22, 2015, Mr. Rutledge purchased an aggregate of 40,000 shares of common stock on the open market at a price of $0.012 per share.

On June 22, 2015, Mr. Rutledge purchased an aggregate of 70,500 shares of common stock on the open market at a price of $0.013 per share.

On June 22, 2015, Mr. Rutledge purchased an aggregate of 23,000 shares of common stock on the open market at a price of $0.014 per share.

On June 22, 2015, Mr. Rutledge purchased an aggregate of 287,000 shares of common stock on the open market at a price of $0.015 per share.

On July 6, 2015, Mr. Rutledge purchased an aggregate of 332,700 shares of common stock on the open market at a price of $0.01495 per share.

On July 7, 2015, Mr. Rutledge purchased an aggregate of 5,000 shares of common stock on the open market at a price of $0.014 per share.

On July 7, 2015, Mr. Rutledge purchased an aggregate of 147,900 shares of common stock on the open market at a price of $0.0145 per share.

On July 9, 2015, Mr. Rutledge purchased an aggregate of 10,000 shares of common stock on the open market at a price of $0.0145 per share.

On July 9, 2015, Mr. Rutledge purchased an aggregate of 394,050 shares of common stock on the open market at a price of $0.016 per share.

On July 9, 2015, Mr. Rutledge purchased an aggregate of 221,983 shares of common stock on the open market at a price of $0.017 per share.

On July 17, 2015, Mr. Rutledge purchased an aggregate of 58,000 shares of common stock on the open market at a price of $0.012 per share.

On July 20, 2015, Mr. Rutledge purchased an aggregate of 21,140 shares of common stock on the open market at a price of $0.014 per share.

On September 14, 2015, Mr. Rutledge purchased an aggregate of 114,475 shares of common stock on the open market at a price of $0.015 per share.

All shares were purchased with personal funds.

Item 4.     Purpose of Transaction

The purpose of the transaction described above was for investment. Depending on market conditions and other factors, Mr. Rutledge may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Rutledge also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Rutledge expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Mr. Rutledge to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. Mr. Rutledge may act independently in evaluating and effecting any such transactions.

As of the date hereof, except as described above, Mr. Rutledge does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

As of September 14, 2015, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Rutledge are 2,312,395 common shares, or approximately 7.31% of the Issuer, on a fully diluted basis.

(b)	Mr. Rutledge has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,312,395 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Rutledge has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September , 2015
Dated

/s/ John P. Rutledge
Signature

John P. Rutledge
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).